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            Orckit Communications Reports 2009 First Quarter Results

TEL AVIV, Israel, May 13, 2009 -- Orckit Communications Ltd. (NasdaqGM: ORCT) today reported results for the first quarter ended March 31, 2009.

Revenues in the first quarter of 2009 were $4.1 million compared to $6.8 million in the previous quarter ended December 31, 2008 and $2.0 million in the comparable quarter last year.

Net loss for the quarter ended March 31, 2009 was $4.1 million, or $(0.45) per diluted share, compared to a net loss of 7.1 million, or $(0.57) per diluted share, for the previous quarter ended December 31, 2008 and a net loss of $7.7 million, or $(0.47) per share, for the first quarter of 2008. Adjustments related to the valuation of the conversion terms of the Company's convertible notes issued in March 2007 resulted in financial expenses of $808,000 in the quarter ended March 31, 2009, financial income of $1.3 million in the quarter ended December 31, 2008 and financial income of $419,000 in the quarter ended March 31, 2008.

Results for the quarter ended March 31, 2009 include financial income of $3.0 million resulting from the repurchase of the Company's convertible notes issued in March 2007. During the first quarter of 2009, the Company used $3.0 million to repurchase $6.3 million in principal amount of the Company's convertible notes. After this repurchase, as of March 31, 2009, $19.3 million in principal amount of the Company's convertible notes were outstanding.

Key Highlights for the quarter:

- Established carrier customers continue to deploy our CM product line;
- Added two new customers for the recently released CM-4140 platform; and
- Successfully demonstrated products at some of the industry's largest trade shows, including at MPLS & Ethernet World Congress 2009, Paris.

Izhak Tamir, President of Orckit, commented "The CM4140, our recently released innovative platform with a specially designed optimal cost structure, form factor and feature set, continues to ramp up according to plan. We added two new customers for this platform during the quarter. Shipments to one of them began during the first quarter. Shipments to the second new customer are expected to begin in the second quarter. This platform continues to maintain a technology leadership position in its segment as we believe it is currently the leading solution that offers Carrier grade Layer 2 MPLS switch together with TDM-over-packet, as well as transport, capabilities. Most remarkably, CM4140 breaks the MPLS cost performance paradigm by offering a cost optimized L2 MPLS aggregation switch that enables service providers to extend the MPLS technology to access-edge."

Mr. Tamir added: "We also began realizing the full benefit of the cost cutting measures that we put into place late last year and in the first quarter of 2009. We demonstrated our products at some of the industry's largest trade shows, including at MPLS & Ethernet World Congress 2009, Paris, and had a good deal of interest in our technology."

Mr. Tamir concluded, "Our visibility into upcoming quarters has been significantly reduced due to the prolonged economic downturn. We look forward to when these conditions subside. Nevertheless, I am confident in the business we have built at Orckit and remain committed to maintaining our position through these tough times."

Outlook and Guidance

For the quarter ending June 30, 2009, we expect revenues to be approximately $4.0 million, with a net loss of approximately $6.2 million, or approximately $(0.37) per share. This guidance does not take into account financial income or expense resulting from adjustments related to the valuation of the conversion terms included in our convertible subordinated notes that were issued in March 2007. Such financial income or expense is subject to certain factors, including our share price, which cannot be estimated at this time.

Conference Call
Orckit Communications will host a conference call on May 13, 2009, at 9 a.m. EDT. The call can be accessed by dialing 1- (877) 316-9044 in the United States and 1 (706) 634-2329 internationally. Please \ reference conference id 93023882. The live call and replay can also be accessed online at http://www.orckit.com. A replay of the call will be also available through May 13, 2009 at 10:00 a.m. at 1- (800) 642-1687 in the United States and 1- (706) 645-9291 internationally. To access this replay, enter the following code: 93023882.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                                TABLES TO FOLLOW


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

                                               ORCKIT COMMUNICATIONS LTD.
                                               CONSOLIDATED BALANCE SHEETS
                                                    (US$ in thousands)
                                                                                         March 31               December 31
                                                                                          2009                     2008
                                                                                          ----                     ----
                                 ASSETS

Current assets:

    Cash and short term marketable securities                             $               41,227  $                48,231
    Trade receivables                                                                      3,757                    3,820
    Other receivables                                                                      3,683                    3,638
    Inventories                                                                              903                    1,771
                                                                                          ------                   ------
          Total  current assets                                                           49,570                   57,460

Long term marketable securities                                                           15,371                   19,738
Severance pay fund                                                                         2,636                    3,017
Property and equipment, net                                                                1,232                    1,378
Deferred issuance costs, net                                                                 417                      596
                                                                                          ------                   ------
          Total  assets                                                   $               69,226  $                82,189
                                                                                          ======                    =====

                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Trade payables                                                        $                4,024  $                 4,654
    Accrued expenses and other payables                                                    6,429                    8,296
    Deferred income                                                                        2,818                    2,787
                                                                                          ------                   ------
          Total current liabilities                                                       13,271                   15,737

Long term liabilities :
    Convertible subordinated notes                                                        20,719                   30,367
    Adjustments due to convertible notes conversion terms                                (2,474)                  (4,636)
                                                                                         -------                  -------
    Convertible subordinated notes, net                                                   18,245                   25,731
    Accrued severance pay and other                                                        3,767                    3,960
                                                                                          ------                   ------
                                                                                          22,012                   29,691

          Total liabilities                                                               35,283                   45,428

Shareholders' equity                                                                      33,943                   36,761
                                                                                          ------                   ------
          Total  liabilities and shareholders' equity                     $               69,226  $                82,189
                                                                                          ======                    =====
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

                                                 ORCKIT COMMUNICATIONS LTD.
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (US$ in thousands, except per share data)
                                                                                                      Three Months Ended
                                                                                                          March 31
                                                                                                      2009            2008
                                                                                                      ----            ----


Revenues                                                                                      $       4,109   $        1,992

Cost of revenues                                                                                      2,456              990
                                                                                                     ------           ------
Gross profit                                                                                          1,653            1,002

Research and development expenses, net                                                                3,426            5,816

Selling, marketing general and administrative expenses                                                4,276            4,481
                                                                                                     ------           ------
Total operating expenses                                                                              7,702           10,297
                                                                                                     ------           ------
Operating loss                                                                                      (6,049)          (9,295)

Financial income, net                                                                                 2,720            1,136
Adjustments due to convertible notes conversion terms                                                 (808)              419
                                                                                                      -----              ---
Total financial income, net                                                                           1,912            1,555
                                                                                                     ------           ------
Net loss                                                                                      $     (4,137)   $      (7,740)
                                                                                                     ======           ======
Net loss per share - basic                                                                    $      (0.25)   $       (0.47)
                                                                                                     ======           ======
Net loss per share - diluted                                                                  $      (0.45)   $       (0.47)
                                                                                                     ======           ======
Weighted average number of shares outstanding - basic                                                16,414           16,362
                                                                                                     ======           ======
Weighted average number of shares outstanding - diluted                                              18,249           16,362
                                                                                                     ======           ======
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